

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 8, 2009

Mr. Zak W. Elgamal, President and Chief Executive Officer
American Surgical Holdings, Inc.
10039 Bissonnet Street, Suite #250
Houston, Texas 77036-7852

>   **Re: American Surgical Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed April 2, 2009**
>   **File No. 0-50354**

Dear Mr. Elgamal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 5

Our internal disclosure controls may not reduce to a relatively low level the risk that
a material error in our financial statements may go undetected, page 6

1.   Please note that disclosure controls and procedures, as defined in Exchange Rules
      13a-15(e) and 15d-15(e), are not defined to reduce to a relatively low level the
      risk that a material error in your financial statements would go undetected. Please
      tell us if you intended to describe your conclusions of internal control over
      financial reporting in this risk factor, and revise your risk factor as appropriate.
      You should not qualify your conclusion with the use of such terms as "adequate".

Management's Discussion and Analysis, page 10

Contractual Obligations, page 12

2.   Please tell us why you did not include the convertible notes payable in your table
      summarizing the payments due under contractual obligations as of December 31,
      2008. In addition, expand your discussion under "Immediate Liquidity Needs" on
      page 10 to describe how you intend to re-pay the outstanding convertible note
      payable.

Item 9A(T): Controls and Procedures, page 18

Evaluation of Disclosure Controls and Procedures, page 18

3.   We note that you did not furnish all of the information required by Item 307 of
      Regulation S-K with respect to your 2008 annual report. Please revise to disclose
      the conclusions of your principal executive and principal financial officers,
      regarding the effectiveness of your disclosure controls and procedures (as defined
      in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the
      period covered by the report, based on the evaluation of your disclosure controls
      and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under
      the Exchange Act. Note that your evaluation of disclosure controls and
      procedures is separate from your evaluation of internal control over financial
      reporting. Refer to Item 307 of Regulation S-K.

4.   We note the disclosure on page 19 of your December 31, 2007 Form 10-KSB/A,
      filed on August 18, 2008, that the Company did not maintain effective internal
      control over financial reporting as of December 31, 2007 due to the material
      weaknesses you identified. We further note that you did not identify any material
      changes in your internal control over financial reporting in your June 30, 2008
      and September 30, 2008 Forms 10-Q, filed on or after the date you filed your
      Form 10-KSB/A, but you concluded that the Company maintained effective

internal control over financial reporting as of December 31, 2008. Please revise to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 240.13a-15 or Rule 240.15d-15 of this chapter that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If you do not believe there were any changes that require disclosure, please provide us with an explanation of your basis for concluding that your internal control over financial reporting was effective. Refer to Item 308T(b) of Regulation S-K.

Note 5. Income Taxes, page F-13

5.   Please tell us how you arrived at your 2008 federal income tax benefit of $(1,135,783) in presenting your reconciliation of reported income tax expense to income tax expense that would result from applying domestic federal statutory tax rates to pretax income, as presented in the table on page F-13. In addition, provide us with a reconciliation between the $(124,130) income tax benefit shown in your table on page F-12 and the $(47,808) income tax benefit shown on your Consolidated Statements of Operations on page F-3.

6.   We note your table of the tax effects of temporary differences that give rise to deferred tax assets and liabilities on page F-13, in which it appears you have netted your deferred tax assets and liabilities. Please revise your deferred tax table to separately state the components of your deferred tax assets and liabilities as of December 31, 2006, 2007, and 2008 in accordance with the requirements of paragraph 43 of SFAS 109. In this regard, separately state your Section 481(a) deferred tax liabilities, NOL carryforward deferred tax assets, any other deferred tax assets or liabilities, and the total valuation allowance recognized for deferred tax assets, if any, as of each respective fiscal year end. Please also tell us the gross (i.e. not tax effected) NOL carryforward and Section 481(a) adjustment remaining as of each respective fiscal year end, as applicable.

Note 6. Convertible Notes Payable, page F-13

7.   We note the freestanding warrants to purchase 100,000 shares that were included with each Unit in the 2007 Private Placement Memorandum. We also note Section (j) Registration Rights in the Warrant to Purchase Common Stock agreement filed as Ex. 10.2 to the July 3, 2007 Form 8-K, and Section (j)(7) discussing the Holders' entitlements in the event that the Company fails to carry out its obligations under Section (j). Tell us how you considered the provisions of FASB Staff Position No. EITF 00-19-2 in accounting for your registration rights agreement during the periods presented in your financial statements. In addition, provide the disclosures discussed in paragraph 12 of the FASB Staff Position.

Conversion of the Notes, page F-14

8.   We note your disclosure of the agreements with Dawson James Securities on revisions to the terms of the convertible notes and warrants. Please tell us if the revised convertible note agreement contains any additional restrictive covenants or changes to the covenants in the initial Promissory Note agreement filed as Ex. 10.1 to your July 3, 2007 Form 8-K, and provide us with a copy of each revised agreement or tell us when they were filed and where they can be located. Please also revise to disclose all of your restrictive covenants (e.g. restrictions on dividends, additional indebtedness, redemptions or repurchases of outstanding equity, sale of assets, any other uses of cash, or obligations to maintain minimum working capital), as applicable, pursuant to paragraphs 18-19 of SFAS 5 and state whether you were in compliance with your covenants as of December 31, 2008. Alternatively, tell us why you do not believe such disclosures are applicable.

Note 9 – Equity, page F-16

Options Issued to Directors/Officers, page F-16

9.   We note, on page 23, the 500,000 outstanding and unexercised stock options with an exercise price of $1.21 for each of your two named executive officers. We further note the corresponding Forms 4 you filed on April 30, 2007 for each of these executive officers, in which you disclose they were each granted 500,000 stock options on April 26, 2007 with an exercise price of $2.42. Please tell us how you considered paragraphs 51-57 of SFAS 123(R) in accounting for the modification of stock option terms and quantify for us the incremental compensation cost, if any, of the fair value of modified awards over the fair value of original awards immediately before their terms were modified. Please also tell us how you considered the disclosure requirements in paragraphs 64-65 of SFAS 123(R) for any modified stock options. Alternatively, tell us why you do not believe any stock options have been modified.

Section 302 Certifications – Exhibit 31

10.   We note that your principal executive officer and principal financial officer certifications are now filed under Item 601(b)(31) of Regulation S-K upon your transition to a smaller reporting company with the filing of your March 31, 2008 Form 10-Q. As such, please acknowledge that you will remove the *small business issuer* references in your future certifications so that they conform to that found in Item 601(b)(31) of Regulation S-K.

Exhibits

11. Please file all material agreements.   See Item 601(b) of Regulation S-K. For example, it appears that you have not provided the following:

- the articles of incorporation and bylaws of American Surgical Holdings as currently in effect and any amendments thereto, see Item 601(b)(3)(i) and (ii); instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries, see Item 601(b)(4);

- the various service/consulting agreements and/or employment agreements for Messrs. Elgamal, Olmo-Rivas, Chamberlain and Chapa, respectively; and

- any contracts upon which the registrant's business is substantially dependent, see Item 601(b)(10)(ii)(B).

Please file all such agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

    Any questions regarding the accounting comments may be directed to John
Archfield at (202) 551-3315. Questions on other disclosure issues may be directed to
Cathey Baker at (202) 551-3326 or to Pam Howell, who supervised the review of your
filing, at (202) 551-3357 with any questions.

                                            Sincerely,

                                            John Reynolds
                                            Assistant Director

cc: American Surgical Holdings, Inc.
       FAX: (713) 779-9862